SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ORBOTECH LTD.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, par value 0.14 New Israeli Sheqels per share

(Title of Class of Securities)

M75253100

(CUSIP Number of Class of Securities (Underlying Ordinary Shares))

Michael Havin

Corporate Secretary

Orbotech Ltd.

P.O. Box 215

Yavne 81101, Israel

Tel: + 972-8-9423622

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

LizabethAnn Eisen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Tel: (212) 474-1000 Fax: (212) 474-3700	David Cohen, Esq. Tulchinsky Stern Marciano Cohen Levitski & Co. Law Offices 4 Berkowitz St. Tel Aviv, 64238, Israel

CALCULATION OF REGISTRATION FEE

Transaction valuation*	Amount of filing fee**
$403,413	$28.76

*	Estimated solely for purposes of determining the applicable filing fee. This amount assumes that options to purchase an aggregate of 553,500 ordinary shares of Orbotech Ltd. having an aggregate value of $403,413 will be exchanged for new options and cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model as of October 31, 2010.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Filing party:	Not applicable.
Form or Registration No.:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under the heading ‘Summary Term Sheet’ in the document entitled ‘Offer to Exchange Certain Outstanding Options’ dated November 4, 2010 (as amended from time to time, the “Offer to Exchange”), and attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

The name of the issuer is Orbotech Ltd., an Israeli company (“Orbotech” or the “Company”). The Company’s corporate headquarters, executive and registered offices and principal research and development, engineering and manufacturing facilities are located at Sanhedrin Boulevard, North Industrial Zone, Yavne, Israel, and its postal address and its telephone and facsimile numbers at that facility are P.O. Box 215, Yavne 81101, Israel, +972-8-9423533 and +972-8-9438769, respectively. The information set forth in the Offer to Exchange under the heading ‘The Exchange Offer—Information about the Company; Summary Financial Information’ is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company (the “Exchange Offer”) to exchange certain outstanding options (“Eligible Options”) to purchase ordinary shares, New Israeli Sheqels (“NIS”) 0.14 nominal (par) value, of Orbotech (“Ordinary Shares”), granted in the years 2005, 2006 or 2007 pursuant to the Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) (the “2000 Plan”) and having an exercise price greater than $20.00 per share, for new options (“New Options”) to purchase a lesser number of Ordinary Shares upon and subject to the terms and conditions set forth in the Offer to Exchange. As of October 31, 2010, Eligible Options to purchase an aggregate of 553,500 Ordinary Shares were outstanding.

The information set forth in the Offer to Exchange under the headings ‘Summary Term Sheet’, ‘Risks Related to the Exchange Offer’ and the headings under ‘The Exchange Offer’ titled ‘Number of Options; Expiration Date’, ‘Acceptance of Options for Exchange and Grant of New Options’ and ‘Source and Amount of Consideration; Terms of New Options’ is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the heading ‘The Exchange Offer—Price Range of Ordinary Shares’ is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The information set forth under Item 2(a) above and in the Offer to Exchange under the heading ‘The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’ is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under ‘Summary Term Sheet’, ‘Risks Related to the Exchange Offer’ and the headings under ‘The Exchange Offer’ titled ‘Number of Options; Expiration Date’, ‘Purpose of the Exchange Offer’, ‘Procedures for Surrendering Eligible Options’, ‘Change in Election; Withdrawal of Participation’, ‘Acceptance of Options for Exchange and Grant of New Options’, ‘Conditions of the Exchange Offer’, ‘Source and Amount of Consideration; Terms of New Options’, ‘Information About the Company; Summary Financial Information’, ‘Status of Options Acquired in the Exchange Offer; Accounting Consequences of the Exchange Offer, ‘Legal Matters; Regulatory Approvals’,

‘Material Income Tax Consequences’ and ‘Extension of the Exchange Offer; Termination; Amendment’ is incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the heading ‘The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’ is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the headings ‘Summary Term Sheet’, ‘The Exchange Offer—Source and Amount of Consideration; Terms of New Options’ and The Exchange Offer—‘Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’ is incorporated herein by reference. The 2000 Plan, pursuant to which the Eligible Options were granted, is filed herewith as Exhibit (d)(1)(A) and incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The Exchange Offer is being conducted for compensatory purposes as described in the Offer to Exchange. The information set forth in the Offer to Exchange under the headings ‘Summary Term Sheet’ and ‘The Exchange Offer—‘Purpose of the Exchange Offer’ is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the headings ‘The Exchange Offer—Acceptance of Options for Exchange and Grant of New Options’, ‘The Exchange Offer—Purpose of the Exchange Offer’ and ‘The Exchange Offer—Status of Options Acquired in the Exchange Offer; Accounting Consequences of the Exchange Offer’ is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the heading ‘The Exchange Offer—‘Purpose of the Exchange Offer’ is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the headings ‘The Exchange Offer—Source and Amount of Consideration; Terms of New Options’ and ‘The Exchange Offer—‘Fees and Expenses’ is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Exchange under the headings ‘The Exchange Offer—‘Conditions of the Exchange Offer’ and ‘The Exchange Offer—Extension of the Exchange Offer; Termination; Amendment’ is incorporated herein by reference.

(c)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the heading ‘The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’ is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the heading ‘The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’ is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under the headings ‘The Exchange Offer—Information About the Company; Summary Financial Information’ and ‘The Exchange Offer—Additional Information’ is incorporated herein by reference. The Company’s Annual Report on Form 20-F for the year ended December 31, 2009 can also be accessed electronically through the website of the Securities and Exchange Commission (the “SEC”) at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the headings ‘Risks Related to the Exchange Offer’, ‘The Exchange Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options’ and ‘The Exchange Offer—‘Legal Matters; Regulatory Approvals’ is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORBOTECH LTD.

By:	/s/ Erez Simha
Erez Simha Corporate Vice President and Chief Financial Officer

Date: November 4, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options dated November 4, 2010.

(a)(1)(B)	Form of e-mail to be sent to eligible employees by Raanan Cohen, President and Chief Executive Officer of Orbotech Ltd., upon Commencement of the Exchange Offer.

(a)(1)(C)	Form of e-mail to be sent to eligible employees by Michael Havin, Corporate Secretary of Orbotech Ltd., upon Commencement of the Exchange Offer.

(a)(1)(D)	Power Point Slide Presentation entitled ‘Introduction to the Exchange Offer’ and dated November 4, 2010, to be sent to eligible employees by Michael Havin, Corporate Secretary of Orbotech Ltd., upon Commencement of the Exchange Offer.

(a)(1)(E)	Form of Notice of Election to Participate in the Exchange Offer.

(a)(1)(F)	Form of Notice of Withdrawal from Participation in the Exchange Offer.

(a)(1)(G)	Form of e-mail regarding Confirmation of Receipt of Notice of Election.

(a)(1)(H)	Form of e-mail regarding Confirmation of Receipt of Notice of Withdrawal.

(a)(1)(I)	Form of Reminder e-mail.

(a)(1)(J)	Form of Letter to be sent to Grantees of New Options providing Notice of the Award of a New Option.

(a)(1)(K)	Annual Report of the Company on Form 20-F for the year ended December 31, 2009, filed with the SEC on March 26, 2010, is incorporated herein by reference.

(a)(1)(L)	Current Report of the Company on Form 6-K, filed with the SEC on November 2, 2010, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)(A)	The Equity Remuneration Plan for Key Employees of Orbotech Ltd. and its Affiliates and Subsidiaries (as Amended and Restated, 2005) is incorporated herein by reference to Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on March 30, 2006.

(d)(1)(B)	Translation of the Form of Option Agreement pursuant to the 2000 Plan (for participants in Israel)

(d)(1)(C)	Form of Option Agreement pursuant to the 2000 Plan (for participants in the United States, Germany, Hong Kong, Japan, Korea and Taiwan).

(d)(1)(D)	Summary of the Pre-Ruling from the Israel Tax Authority dated October 26, 2010.

(g)	Not applicable.

(h)	Not applicable.